NOTE PARTICIPATION AGREEMENT

This Note Participation Agreement ("Agreement") is made and entered into as of the August____, 2017, by and between DreamFunded Servicing, LLC, a Delaware limited liability company ("Lender Agent") the undersigned participant ("Investor").

BACKGROUND

Pursuant to a Secured Promissory Note ("Note") dated [●],364 West 10th Street, Inc. ("Borrower") has promised to pay Lender Agent on behalf of various note holders (each a "Holder," and collectively the "Holders") set forth on the Note an aggregate principal amount of [●] plus interest and fees assessed thereon in accordance with the terms thereof. The Note is secured by a Deed of Trust dated [●] ("Deed of Trust", and together with the Note, the "Loan Documents"). Copies of the Loan Documents are attached hereto as Exhibit A. Investor wishes to participate in the loan to the Borrower ("Loan") and the Loan Documents by funding an interest in the Note and becoming a Holder thereof and a beneficiary under the Deed of Trust.

AGREEMENT

NOW, THEREFORE, in consideration of the Background, which is incorporated herein by reference, and the mutual promises and covenants herein set forth and for such other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, Lender Agent and Investor agree as follows:

1.   **Note Participation; Percentage Interests**. Investor hereby agrees to provide Lender Agent with the amounts ("Investment Amount") set forth on the Certificate of Participation ("Certificate") attached hereto as Exhibit B, and be a Holder of the Note in the percentage set forth in the Certificate. Investors interest as a Holder in the Note represents an undivided interest as identified in the Certificate in the Note and a beneficiary under the Deed of Trust and in all rights, benefits, obligations, payments, fees, proceeds (including insurance proceeds), awards, expenses and costs arising from or out of the Note and Deed of Trust (a Holder's undivided percentage interest in the Note and Loan is referred to as "Percentage Interest") as the same may be limited by the terms set forth herein). The Investment Amount shall be paid in the form of cash in the amount of [●] and a promissory note in the amount of [●].

2.   **Nature of Interests**. Investor's Percentage Interest in the Note and its participation as a beneficiary under the Deed of Trust. Except as otherwise set forth herein, no Percentage Interest in the Note, the Loan and the Loan Documents shall have priority over any other Holder's Percentage Interest which may be granted to any other Holder.

3.   **Advances and Collections Pertaining to the Loan**.

(a)   Interest shall be paid by Borrower in the amount set forth in the Loan Documents. Investor's share of the interest paid by Borrower on the Loan shall be limited to an amount equal to the annual percentage rate set forth on the Certificate ("Investor's Rate"). Investor shall have no claim to any interest payments or amounts in excess of the Investor's Rate.

(b)   Collections of interest, fees and principal shall be payable as follows (i) first, to Lender Agent and Investor to cover their respective Loan Expenses (as defined in Paragraph 10 herein) for which Lender Agent or Investor have not been previously reimbursed by Borrower (ii) to Investor to cover accrued interest then due on the Note (subject to sub-paragraph (d) hereof), with Investor's interest in such amount being limited to an amount equal to Investor's Rate (iii) third, to Investor in an amount equal to its Percentage Interest in the unpaid principal of the Note and (iv) all remaining amounts shall be payable to Lender Agent.

(c)   Amounts received by Lender Agent, which are inadequate to pay in full items (i) through (iii) of sub-paragraph (b), shall be applied to the payment in full of each of said items, in the order specified therein, before any portion of such amount is applied to any of the other said items. If any amounts referred to in item (i) of sub-paragraph (b) are reimbursed or paid to Lender Agent by Borrower, Lender Agent shall readjust the amount to be applied to accrued interest and principal under (i) through (iii) of sub-paragraph (b) and pay to Investor their respective share of such adjusted amount. As used herein, the term "Collections" shall be defined as any and all payments made by Borrower (principal, interest, fees, expenses and all other amounts received) or its permitted successor or assign to Lender Agent on account of the Note or the proceeds received, and the term "Extension Fees" shall be defined as any and all amounts charged by Lender Agent and paid by Borrower with respect to the extension of the maturity date of the Loan.

(d)   All Collections allocable to interest (whether such Collections shall be sufficient to fully pay the interest due Investor or not), shall be payable to Investor in the amount of Investor's Rate of interest on an annualized basis and Lender Agent shall receive any interest in excess of such amount.

(e)   All Collections allocable to principal received by Lender Agent shall be distributed to Investor in an amount equal to its Percentage Interest in the unpaid principal of the Loan.

(f)   All Extension Fees and other amounts received by Lender Agent (including Servicing Fees as defined below) shall be payable to Lender Agent to the extent that such fees are in excess of Investor's Rate.

4.   **Loan Management; Relationship of Lender Agent and Investors**. Investor, as a Holder of the Note, accepts the risk of non-payment of the Loan and agrees that Lender Agent will have no responsibility for the performance or observance by Borrower of any of the terms, covenants or conditions of the Loan Documents, or for the financial condition of Borrower. Lender Agent does not make any representations or warranties with respect to the due execution, legality, accuracy, authenticity, completeness, validity or enforceability of the Loan Documents, or the collectibility of any and all advances made, or to be made, pursuant to the Loan Documents, or with respect to the solvency, financial condition or future financial condition of Borrower, or the genuineness, existence or value of any collateral or protection of any security interest therein. Investor agrees that Lender Agent shall incur no liability under or in respect of the Loans by acting upon any notice, consent, certificate, e-mail, text message or other instrument or writing reasonably believed by Lender Agent to be genuine and that Lender Agent may consult with legal counsel, independent accountants,

appraisers and other experts selected by and shall not be liable for any reasonable action taken or omitted to be taken in good faith by Lender Agent in accordance with the advice of such counsel, accountants, appraisers or experts. Lender Agent agrees to keep Investor generally informed of its actions in connection with the Loan. Documents and all rights with respect to the Loan and any collateral securing the Loans shall be held by Lender Agent in its own name for the benefit of Investor.

5. **Loan Servicing**. Subject to Section 6 hereof, Lender Agent shall have the authority to make all decisions in connection with the administration and servicing of the Note and Loan. Lender Agent shall have the exclusive right to service the Loan and to collect the interest, principal and all other amounts due or collectible in connection with the Note, including insurance proceeds. Lender Agent shall also have the right to contract with one or more entities, including affiliated entities, to service the Loan for compensation commensurate with market rates charged for such services. Such servicing entities may collect servicing fees, loan modification fees, extension fees, late payment fees and other fees ("Servicing Fees"). Lender Agent shall provide Investor with periodic reports of all Collections and other amounts received by Lender Agent (or Servicer) typically in the form of a monthly account statement within three business days of the 10th of each month. Lender Agent shall service the Note in accordance with acceptable lending practices of, and ordinary care exercised by, Lender Agent on its other loans and financing transactions. In the performance of such servicing, Lender Agent agrees to:

(a) receive, hold and disburse to Investor's account as notified to Lender Agent within three (3) business days after receipt of payment, interest in the amount of the Investor's Rate and any amounts of principal in the amount of Percentage Interest.;

(b) keep proper books of account and records reflecting the interest of Investor in the Loan, in a manner satisfactory to the examining authorities, if any, which books and records that relate to the Loan shall be available for inspection by Investor at all reasonable times during business hours;

(c) accept repayment of the Loan in accordance with its terms and execute any required corresponding release from the obligations of the Loan Documents, in which event Lender Agent shall pay to Investor its Percentage Interests in such repayment;

(d) receive, hold and disburse to Investor the Percentage Interest in any proceeds of fire or other insurance covering the Collateral that are applied to the indebtedness pursuant to the terms of the Loan Documents as reasonably determined by Lender Agent;

(e) advance for the pro-rata account of Investor in accordance with its Percentage Interests such funds as Lender Agent reasonably deems necessary for insurance premiums, or for the preservation of the Collateral, if unpaid by Borrower, where such advances shall be reasonably necessary to preserve the security of the Security Agreement;

(f) from time to time, upon request, provide Investor with all information gathered by Lender Agent over the course of underwriting and servicing in conjunction with Borrower for Loan; and

(g) take any of the following actions with respect to the Loans as deemed Advisable by Lender Agent, in its sole discretion:

(i) grant extensions or deferrals in the terms of any of the Loan Documents;

(ii) make or consent to any modification, amendment, sale, pledge, assignment, release, substitution or exchange of any of the Loan Documents; and

(iii) extend the maturity of the indebtedness of Borrower on the Note, whether or not such extension is granted or permitted under the Loan Documents, in exchange for payment of an extension fee, the offering of additional collateral or such other consideration by Borrower as deemed acceptable by Lender Agent, in its sole discretion.

6. **Restrictions on Material Changes.** Notwithstanding Lender Agent's servicing rights set forth in Section 5 above, Lender Agent shall not, without the prior written consent of the Holders having a majority of the Percentage Interests in the Note:

(a) agree to forgive or forbear with respect to any material term of the Note; or

(b) release or waive any claim upon Borrower or any guarantor, or other Obligor, in connection with the Note; or

(c) change the principal amount of the Note; or

(d) change the interest rate of the Note to an amount that is less than Investor's Rate; or

(e) modify, release or change any collateral or security held for the Note

(f) subordinate the Note to any other lender or creditor of Borrower.

Notwithstanding the foregoing, if Lender Agent, in its sole discretion, deems immediate action with respect to any of the foregoing is necessary to protect Investor's interests in the Note, and Lender Agent and Investor cannot agree within five (5) business days, Lender Agent may act unilaterally, and if reasonable and made in good faith, such actions shall be binding on Investor.

7. **Loan Defaults**. Investor acknowledges that an Event of Default (as defined in the Loan Documents) has occurred and is continuing and hereby grants Lender Agent the right, in good faith, to take all such actions as Lender Agent deems necessary and reasonable to protect the rights of Investor under the Loan Agreements. All such actions of Lender Agent shall be binding on Investor and all Holders.

8. **Restrictions and Repayments**. Investor will neither accept nor receive nor apply any payment received, directly or indirectly, from Borrower nor shall Investor receive or apply any repayment of their respective interests in the Loan in any form or manner, whether by counterclaim,

set off, banker's lien or otherwise, except upon prior agreement with Lender Agent. If Investor shall by any means obtain any payment on the Loan, Investor shall immediately advise Lender Agent of the receipt of such payment and Lender Agent shall credit Investor with having received such amount. Any amounts in excess of Investor's respective applicable share of such payment shall be immediately remitted to Lender Agent. Furthermore, Investor agrees not to contact the Borrowers at any time and shall not, in any manner, attempt to collect repayment from Borrower, inquire regarding repayment or encourage repayment. In addition, Investor agrees not to solicit or engage directly or indirectly with Borrower for the purposes of making a loan directly to Borrower or otherwise. All contact with the Borrower shall be reserved exclusively to Lender Agent and its representatives.

9. **Acquisition of Title**. In the event of a default, if Lender Agent obtains control of any Collateral securing the obligations of the Loan Documents, Lender Agent agrees to hold title to such Collateral in the name of Lender Agent in trust for the Holders to the extent of its Percentage Interest or, where applicable, in the names of the various Holders as tenants in common.   Lender Agent shall take such steps as it deems necessary and advisable in connection with the disposition of the Collateral. Any proceeds received through the disposition of the Collateral or otherwise collected pursuant to this Paragraph 9 shall be distributed in the order set forth in Section 3(b). In the event of any sale of the Collateral, Lender Agent shall make a full and complete disclosure of the terms and conditions of such sale within five (5) business days after the closing of such sale.

10. **Loan Expenses**. Before and after an event of default, all out-of-pocket expenses reasonable in amount and purpose (other than those which have been reimbursed by Borrower) of establishing and servicing the Loan or protecting, preserving, foreclosing or otherwise realizing (through judicial and non-judicial means) on the Collateral incurred by Lender Agent (except its general overhead expense) shall be borne ratably by Lender Agent and Investor (and such other participants, as applicable) in accordance with their respective Percentage Interests in the Loan and the Collateral, and Investor shall pay its share promptly upon demand by Lender Agent. All losses shall be borne ratably by Investor in accordance with its Percentage Interests. In the event of a default and acquisition of title by purchase after sale, Investor shall, promptly upon demand of Lender Agent, contribute its shares (based on their Percentage Interests) of all expenses (reasonable in amount and purpose) of dealing with the Collateral, including reasonable charges and reasonable fees of any sales agents, and the net proceeds of any sale shall be distributed ratably in accordance with the Percentage Interest of each.   Lender Agent shall deliver to Investor, with its request for reimbursement, reasonable evidence that the expenses were incurred. Although Lender Agent is authorized to make certain advances and incur expenses under the terms of this Agreement, Lender Agent is not obliged to make such advances or incur expenses before Investor has contributed its share (based on their Percentage Interests). Investor shall be ratably reimbursed by Lender Agent for any such Loan Expenses made by Investor which are reimbursed by Borrower. All expenses referred to in this paragraph are collectively referred to as "Loan Expenses".

11. **Delivery of Documents**. Lender Agent shall furnish to Investor a copy of this Agreement and the Loan Documents pertaining to the Loan or Collateral to the extent the same have not been furnished previously.

12. **Option to Purchase**.

a.   Lender Agent's Option. Lender Agent shall have the right to purchase all or a portion of Investor's interest in the Note for an amount equal to the unpaid principal balance of Investor's share of the Loan, plus accrued interest, fees and expenses at the date of such purchase. Lender Agent's right to purchase hereunder shall be exercisable by Lender Agent at any time during the term of the note and any extensions granted thereunder upon Lender Agent providing notice to such Investor(s) of its intention to purchase in accordance with applicable state and federal securities laws and Regulation CF.

13.   **Other Transactions**. Investor recognize that Borrower and its principals may have and may engage from time to time in other business relationships solely with Lender Agent or any Investor, and that this Agreement does not grant to any party hereto any interests or rights in such other relationships or in the profits or losses derived therefrom.

14.   **Investor Representations**. Investor represents and warrants to Lender Agent that:

(a) Investor's participation in the Note is made for the purpose of investment and with no present intention of disposing of the same (except possibly to a related party) and with no present view to distribution thereof;

(b) Investor's participation in the Note and execution of this Agreement have been duly authorized and approved by all necessary action of such Investor's management and, if Investor is a corporate entity, by its board of directors (or equivalent);

(c) Investor's participation in the Note is being made for its own account and not as agent, broker, underwriter, trustee or other representative capacity;

(d) Investor will indemnify Lender Agent against any broker or agent claiming a commission through or relating to Investor;

(e) Investor acknowledges that the purchase is being made under an exemption from registration under Rule 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and shall submit to Lender Agent such further assurances of such status as may be reasonably requested by Lender Agent;

(f) Investor can properly evaluate the merits and risks of an investment in the Loan and can protect its own interests in this regard, whether by reason of the Investor's own business and financial expertise or the business and financial expertise of certain professional advisors unaffiliated with the Lender Agent with whom the Investor has consulted;

(g) Investor has received all information necessary to evaluate the Loan and reach an informed and knowledgeable decision to participate in the Note; and

(e) Investor realizes that the participation in the Note involves a high degree of risk and Investor is able to bear the loss of its entire investment.

15.   **Underwriting Responsibility**. The responsibility for entering into the Loan rests solely upon each party hereto, based upon an independent analysis of the financial information each has collected to date and Investor represents the information it has received is adequate under its procedures of analysis. Lender Agent makes no representations or warranties as to the suitability of the participation in the Note or the likelihood of performance of the Loan.

16.   **Losses**. Investor assumes all risk of loss in connection with the Loan.

17.   **Standard of Care**. Lender Agent will exercise the same care in its administration and servicing of the Loan that is exercised by other companies originating and servicing loans of a type and amount similar to Loan (which care also must be reasonable under the circumstances).). Lender Agent does not make any representation or warranty as to, and shall have no responsibility or liability, express or implied, for, the collectability, enforceability, genuineness or validity of any Loan Documents, or for the value of the Collateral, or for the financial condition of Borrower or other information furnished to Investor relating to Borrower or any guarantor or other obligor on the Notes (except for any intentional misrepresentation by Lender Agent or such Investor), and Investor assumes the obligation to determine independently the validity and enforceability of the Notes and the Loan Documents and to make its own evaluation of all collateral securing the Notes, and its own appraisal of the creditworthiness of Borrower and any guarantor or other obligor on the Notes. Without limiting the generality of the foregoing, Investor acknowledges that Lender Agent has made available to Investor for its inspection the Loan Documents and related worksheets and information. Each Investor hereby confirms that it has independently, without reliance on Lender Agent, determined to its satisfaction the suitability of its investment in the Notes and all other matters relating to Borrower, any guarantors, the Collateral and the Notes, and that Investor is not relying on any representations or statements made by Lender Agent (except to the extent, if any, specifically set forth herein).

18.   **Indemnification**

a.   Lender Agent will defend, indemnify and hold harmless Investor from any and all claims, actions, damages, expenses (including reasonable attorneys' fees and reasonable costs of investigation), losses or liabilities incurred by or asserted against Investor in connection with (i) any breach of any representation, covenant or agreement of Lender Agent under this Agreement, and (ii) any act or omission of Lender Agent; provided, however, that Lender Agent shall not defend, indemnify or hold harmless Investor for any claim, action, damage, expense, loss or liability caused by or arising from the gross negligence or willful misconduct of Investor in its performance of this Agreement.

b.   Investor will defend, indemnify and hold harmless Lender Agent from any and all claims, actions, damages, expenses (including reasonable attorneys' fees and reasonable costs of investigation), losses or liabilities incurred by or asserted against Investor in connection with (i) any breach of any representation, covenant or agreement of Investor under this Agreement, and (ii) any act or omission of Investor.

19.   **Advices to Investor**. Upon the happening of any payment default or any material other default by Borrower coming to the actual knowledge of Lender Agent, Lender Agent will

diligently, and with reasonable promptness, give notice thereof to Investor. Lender Agent shall deliver to Investor such other information and documents as Investor reasonably request. Lender Agent shall also advise Investor of any other matter which, in Lender Agent's reasonable judgment, materially affects the interest of the parties hereto.

20. **Governing Law; Gender**. This Agreement shall be governed by and construed in accordance with the laws of the State of California, and shall bind and inure to the benefit of the parties hereto and their successors and permitted assigns. Whenever used the singular shall include the plural and the plural the singular, and the use of any gender shall include all genders.

21. **Entire Agreement**. This Agreement contains the entire agreement between the parties with respect to their respective interests in the Note, Deed of Trust and Loan, and cannot be modified, extended or terminated, nor may any of its provisions be waived, except by an instrument in writing signed by all parties hereto in the case of modification, extension or termination or, in the case of waiver, by the party waiving any of its rights hereunder.

22. **Counterparts**. This Agreement may be executed electronically and in several counterparts, each of which is an original, but all of which shall constitute one instrument.

23. **No Partnership**. It is not the purpose or intention of this Agreement to create a joint venture or partnership relation between the parties and nothing herein shall create or be construed to create such a joint venture, partnership or similar agency relationship. Except as otherwise specifically set forth herein, Investor shall have no authority to bind Lender Agent, represent itself as associated or affiliated with Lender Agent or incur any liability for which Lender Agent may be responsible without the prior written consent of Lender Agent.

[Signature Page Follows]

IN WITNESS WHEREOF, Lender Agent and Investor have caused this Agreement to be duly executed by their duly authorized officers and their respective corporate seals to be affixed as of the date first above written.

"LENDER AGENT:"   **"PARTICIPANT:"**

DreamFunded Servicing, LLC

By: _____   By: _____
Name: <u>Manny Fernandez</u>   Name:
Title: _____   Title:

Exhibit A
Loan Documents

Exhibit B

CERTIFICATE OF PARTICIPATION

This Certificate evidences ownership as a holder in that certain Note (all as defined in the Agreement) dated the [●] between [●] as borrowers and Lender Agent on behalf of the Holders of the Note.

Loan Description: [●]
Borrower Name: 364 West 10th Street, Inc.
Basic Loan Amount: [●]
Loan Interest Rate: 11%
Loan Maturity Date: [●]
Investor's Percentage Interests in Principal: 100.00%

Investor	Amount Funded	Investor's Percentage Interest	Investor's Rate (Annual Interest Rate on Investor's investment in the Participation Interest
	$[●]		[●]%

This Certificate, together with any similar certificates previously or subsequently issued shall constitute evidence of the entire participation.

Effective Date of this Certificate:

"LENDER AGENT:"   **"PARTICIPANT:"**

DreamFunded Servicing, LLC

By: _____   By: _____
Name: Manny Fernandez   Name:
Title: _____   Title: